Exhibit (a)(5)(clxxxii)

Attention PeopleSoft Stockholders:

You Heard From PeopleSoft Management…

Now LISTEN To What

Independent Analysts Are Saying

“More valuable today?… This statement is a bit perplexing… Management’s original pro forma EPS guidance was $0.90 to $0.92, versus $0.69 to $0.71 today.”

—David Hilal, Friedman, Billings, Ramsey

November 11, 2004

“In addition to rejecting Oracle’s $24 takeover bid, PeopleSoft announced Q4 and 2005 guidance that suggests the company is mainly focused on convincing shareholders not to tender their shares. Because guidance has little credibility, we continue to believe that PeopleSoft shareholders will opt for Oracle’s $24 in cash, and that ultimately a deal will be completed.”

—Drew Brosseau, SG Cowen & Co.

November 11, 2004

“We find it hard to justify that PeopleSoft should garner a premium valuation to those blue-chip firms [referring to its peer group including Microsoft]. If we applied a 20x P/E multiple to our FY05 EPS estimate the shares would trade in the $14–$16 range.”

—Jason Maynard, Merrill Lynch

October 22, 2004

“We believe that the company’s 2005 outlook is a bit aggressive, considering the company could not point to any specific reasons for an improved business environment, or plans for additional cost reductions… Given management’s past history of offering unachievable forecasts, such as that put forth in September 2003, we do not put much credence to these numbers. Accordingly, we are not making any changes to our estimates.”

—Jason Maynard, Merrill Lynch

November 11, 2004

“We are concerned that PeopleSoft is elevating expectations to unreasonable levels in order to convince shareholders to side with the Board in opposing Oracle’s tender offer… We remind investors of the bullish forecasts PeopleSoft made shortly after the JDEC merger closed, and the later disappointments that followed, and worry that PeopleSoft is creating a similar situation now with its guidance for next year.”

“We calculate a standalone fundamental value of $15.50 for PeopleSoft.”

—Charles Di Bona II, Bernstein Research

November 11, 2004

“We believe $24 represents an attractive offer for PeopleSoft shareholders at this time.”

—John DiFucci, Bear Stearns

November 11, 2004

“We do not believe that PeopleSoft genuinely offers a plan that will generate shareholder value greater than the $24 tender offer—at least not in the next year or so.”

—Patrick Walravens, JMP

November 11, 2004

“We believe PeopleSoft’s guidance for 2005 is overly optimistic in order to bolster its case to reject Oracle’s offer.”

—Jim Yin, EKN

November 11, 2004

“We see best way to value PeopleSoft on maintenance revenues, and believe that $15 or 3x EV/maintenance could represent a floor if the deal fails.”

—Brad Reback, CIBC

November 11, 2004

“If Oracle failed to acquire PeopleSoft and the Company operated as a stand-alone business, we believe the shares could fall as low as $16–$18.”

—Ross MacMillan, Morgan Stanley

November 11, 2004

Oracle Corporation is offering $24.00 Cash Per Share

for all outstanding shares of PeopleSoft.

The Board of Directors of PeopleSoft have wasted your money on an ill-fated antitrust campaign to thwart our offer, substantially increased employee severance costs, attempted to saddle potential acquirers with a multibillion dollar CAP Program (a customer “poison pill”), and even provided inaccurate financial guidance for historical periods. We believe that all of these activities have actually reduced the value of your PeopleSoft holdings. You saw above what independent analysts think about PeopleSoft’s prospects. Don’t let the Board of PeopleSoft again reject our offer. Tender your shares and send a clear message…that you, the true owners of Peoplesoft, should decide the future of this company.

Tender your shares by Midnight EST. on Friday, November 19, 2004.

Oracle will withdraw its offer if a majority of shares are not tendered.

If you have any questions or need any assistance in tendering your shares, please call 1-800-322-2885:

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners Inc., the Information Agent for the offer, or from Oracle Corporation.

Oracle has not obtained the consent of the authors and publications reprinted in this advertisement to the use of their material. Certain of the securities analysts whose statements are excerpted are employed by firms that may have performed services for Oracle, PeopleSoft and their respective affiliates.

Find out more at oracle.com/peoplesoft